File No. 82-763

SVENSKA CELLULOSA
AKTIEBOLAGET SCA (publ)
Communications
& Investor Relations
Box 7827
SE-103 97 STOCKHOLM
Sweden
Tel +46 8-788 51 00
Fax +46 8-678 81 30
www.sca.com

Date	5 September 2003
Company	Securities and Exchange Commission
Fax no	+ 1 202-942 96 24
To	Special Counsel/Office of International Corporate Finance
From	Peter Nyquist, VP Communications & Investor Relations
No of pages (inclusive)	2


SCA


03029846

Re: Svenska Cellulosa Aktiebolaget SCA - Rule 12g3-2 (b) Exemption File No. 82-763

Dear Sirs,

On behalf of Svenska Cellulosa Aktiebolaget SCA ("SCA"), enclosed please find a copy of today's dated press release, **"SCA acquires a small packaging company in the US"**, which is being furnished to you pursuant to Rule 12g3-2 (b) of the Securities Exchange Act of 1934.

Please acknowledge receipt of this telefax and the enclosure by date-stamping the enclosed copy of this telefax and returning it to our messenger.

Sincerely yours,

Carin Posse

Peter Nyquist /Carin Posse

Encl.

dlw 9/8

INFORMATION

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations
Box 7827, SE-103 97 STOCKHOLM, Sweden
Tel +46 8-788 51 00, Fax +46 8-678 81 30
www.sca.com


SCA

SCA acquires a small packaging company in the US

SCA has acquired the North American packaging company Southeastern Packaging for a purchase price on a debt-free basis estimated at about USD 8.6 M (SEK 70 M). Southeastern Packaging is located in the Atlanta, Georgia area and specialize in the production of customized corrugated packaging in short series, primarily for the automotive and furniture industries. Significant synergies exist through SCA's present protective packaging operations in the area using corrugated board for stabilization and other purposes in packaging and through deliveries of protective packaging solutions in which the outer container is a corrugated packaging.

Based on the operating surplus in 2002, the acquisition EBITDA multiple is 5.1. The acquisition yields a CVA index of 1.8, which means that the current value of the future free cash flow is expected to exceed the purchase price by about 80 percent.

Stockholm, 5 September 2003

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations

For further information please contact:

Jan Åström, President and CEO. Phone: +46 70 586 07 01
Peter Nyquist, Senior Vice President Communications and Investor Relations
Phone: +46 70 575 29 06